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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 RENO AIR, INC.

                           (Name of Subject Company)
                            ------------------------

                           BONANZA ACQUISITIONS, INC.
                                      and
                            AMERICAN AIRLINES, INC.

                                    (Bidder)
                            ------------------------

                         COMMON STOCK, $0.01 PAR VALUE

 SERIES A CUMULATIVE CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $0.001 PAR VALUE

                         (Title of Class of Securities)
                            ------------------------

                            759741101 AND 759741705

                     (CUSIP Number of Class of Securities)
                            ------------------------

                             ANNE H. MCNAMARA, ESQ.
                                GENERAL COUNSEL

                            American Airlines, Inc.

                           Bonanza Acquisitions, Inc.

                             4333 Amon Carter Blvd.

                            Fort Worth, Texas 76155

                                 (817) 963-1234

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)
                            ------------------------

                                    COPY TO:

                          JOHN A. MARZULLI, JR., ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 848-8590

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION                                        AMOUNT OF FILING FEE
                     $175,432,525.30*                                                $35,086.51

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not applicable_______________________________________
    Form or Registration No.: Not applicable____________________________________
    Filing Party: Not applicable________________________________________________
    Date Filed: Not applicable__________________________________________________

* Note: For purposes of calculating fee only. This amount assumes (i) the purchase of 10,843,470 outstanding shares of Common Stock of Reno Air, Inc. and 6,697,501 shares of Common Stock which may be issued upon the exercise of outstanding options and warrants and the conversion of outstanding convertible notes, in each case, at $7.75 in cash per share and (ii) the purchase of 1,436,000 outstanding shares of Series A Cumulative Convertible Exchangeable Preferred Stock, at $27.50 in cash per share. The amount of the filing fee as calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the shares to be purchased.
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    This Tender Offer Statement on Schedule 14D-1 (the "Statement") relates to the offer by Bonanza Acquisitions, Inc., a Nevada corporation ("Purchaser") and a wholly owned subsidiary of American Airlines, Inc., a Delaware corporation ("Parent"), a wholly owned subsidiary of AMR Corporation, to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Stock") and all of the issued and outstanding shares of Series A Cumulative Convertible Exchangeable Preferred Stock, par value $0.001 per share (the "Preferred Stock"; and, together with the Common Stock, the "Shares"), of Reno Air, Inc., a Nevada corporation (the "Company"), at a price of $7.75 per share of Common Stock and $27.50 per share of Preferred Stock plus accrued and unpaid dividends (subject to reduction as provided in the Offer to Purchase (as hereinafter defined)), in each case net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated November 24, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1) and in the related Letters of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Reno Air, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 220 Edison Way, Reno, Nevada 89502.

    (b) The classes of equity securities being sought are all of the issued and outstanding shares of Common Stock, par value $0.01 per share and any and all of the issued and outstanding shares of the Series A Cumulative Convertible Exchangeable Preferred Stock, par value $0.001 per share, of the Company. The information set forth in the Introduction and Section 1 ("Terms of the Offer; Expiration Date") of the Offer to Purchase is incorporated herein by reference.

    (c) The information concerning the principal markets in which the Shares are traded and certain high and low sales prices for the Shares in such principal market set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is filed by Purchaser and Parent. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Purchaser and Parent, and the information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of Purchaser and Parent are set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent") and Schedule I of the Offer to Purchase and are incorporated herein by reference.

    (e) and (f) During the last five years, none of Purchaser or Parent, and, to the best knowledge of Purchaser and Parent, none of the persons listed in
Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Employment Agreements") is incorporated herein by reference.

                                       2
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    (b) The information set forth in the Introduction, Section 7 ("Certain
Information Concerning the Company"), Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Employment Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(c) The information set forth in Section 9 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the Introduction, Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Employment Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

    (f) and (g) The information set forth in Section 13 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
     WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, Section 8 ("Certain Information Concerning Purchaser and Parent"), Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Employment Agreements") and Section 11 ("Purpose of the Offer; Plans for the Company After the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 8 ("Certain Information Concerning Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference. The financial statements of Parent and Purchaser are not material to a decision by a security holder of the Company to sell, tender or hold Shares.

ITEM 10. ADDITIONAL INFORMATION.

    (a) [Not applicable.]

    (b) and (c) The information set forth in Section 15 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

    (d) [Not applicable.]

                                       3
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    (e) [Not applicable.]

    (f) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Form of Offer to Purchase dated November 24, 1998.
(a)(2)     Form of Letter of Transmittal with Respect to the Common Stock.
(a)(3)     Form of Letter of Transmittal with Respect to the Preferred Stock.
(a)(4)     Form of Notice of Guaranteed Delivery with Respect to the Common Stock.
(a)(5)     Form of Notice of Guaranteed Delivery with Respect to the Preferred Stock.
(a)(6)     Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers,
           Commercial Banks, Trust Companies and Nominees.
(a)(7)     Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
           to Clients.
(a)(8)     Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.
(a)(9)     Summary Advertisement as published in The Wall Street Journal on November 24, 1998.
(a)(10)    Press Release issued by Parent on November 18, 1998.
(b)(1)     Not Applicable.
(c)(1)     Agreement and Plan of Merger, dated as of November 19, 1998, among Parent, Purchaser and the Company.
(c)(2)     Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Vicki W. Bretthauer.
(c)(3)     Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Beverley Grear.
(c)(4)     Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and W. Stephen Jackson.
(c)(5)     Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Joanne Dowty Smith.
(c)(6)     Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Steven A. Rossum.
(c)(7)     Confidentiality Agreement dated as of June 12, 1998 between Parent and the Company.
   (d)     None.
   (e)     Not applicable.
   (f)     None.

                                       4
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    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 24, 1998

                                BONANZA ACQUISITIONS, INC.

                                By:            /s/ CHARLES D. MARLETT
                                     -----------------------------------------
                                              Name: Charles D. MarLett
                                             Title: Corporate Secretary

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 24, 1998

                                AMERICAN AIRLINES, INC.

                                By:            /s/ CHARLES D. MARLETT
                                     -----------------------------------------
                                              Name: Charles D. MarLett
                                             Title: Corporate Secretary

                                 EXHIBIT INDEX

                                                                                                   PAGE IN SEQUENTIAL
EXHIBIT NO.                                                                                        NUMBERING SYSTEM
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

    (a)(1)   Form of Offer to Purchase dated November 24, 1998...................................

    (a)(2)   Form of Letter of Transmittal with Respect to the Common Stock......................

    (a)(3)   Form of Letter of Transmittal with Respect to the Preferred Stock...................

    (a)(4)   Form of Notice of Guaranteed Delivery with Respect to the Common Stock..............

    (a)(5)   Form of Notice of Guaranteed Delivery with Respect to the Preferred Stock...........

    (a)(6)   Form of Letter from Morgan Stanley & Co. Incorporated to Brokers, Dealers,
             Commercial Banks, Trust Companies and Nominees......................................

    (a)(7)   Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees
             to Clients..........................................................................

    (a)(8)   Form of Guidelines for Certification of Taxpayer Identification Number on Substitute
             Form W-9............................................................................

    (a)(9)   Summary Advertisement as published in The Wall Street Journal on November 24,
             1998................................................................................

   (a)(10)   Press Release issued by Parent on November 19, 1998.................................

    (c)(1)   Agreement and Plan of Merger, dated as of November 19, 1998, among Parent, Purchaser and the Company.....................................................................

    (c)(2)   Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Vicki W. Bretthauer.

    (c)(3)   Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Beverley Grear.

    (c)(4)   Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and W. Stephen Jackson.

    (c)(5)   Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Joanne Dowty Smith.

    (c)(6)   Employment Agreement dated as of November 19, 1998 by and among the Company, Parent and Steven A. Rossum.

    (c)(7)   Confidentiality Agreement dated as of June 12, 1998 between Parent and the Company.